Exhibit 99.2

RRSAT OFFERS CUSTOMERS A 26% DATA RATE INCREASE USING NOVELSAT
3G-SAT MODULATION TECHNOLOGY

Airport City Business Park, Israel – October 11, 2011— RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading prvider of comprehensive content management and global distribution services to the television and radio broadcasting industries, and NovelSat, a high-end manufacturer and developer of the pioneering 3G-Sat modulation technology, NS3™, announced today that live testing of its NS3™ modulation solution resulted in a 26% data rate increase over DVB-S2. NS3™ achieved a rate of 8.25 Mbps compared to DVB-S2’s rate of only 6.54 Mbps, over a 3 MB carrier. This remarkable achievement should have an impact on the industry, especially for small data terminals as well as for Satellite Newsgathering (SNG) services. For certain applications, such capacity boost can be translated into usage of a much smaller antenna, namely around 35% smaller antenna diameter, for similar data rates.

"RRsat is proud to be an early adopter, as exemplified by our use of this advanced technology, and is excited about the potential benefits NS3™may have for our customers,” said Ziv Mor, CTO of RRsat.  “In addition to the potential data rate and bandwidth advantages, RRsat may now be able to provide higher levels of reliable and robust service while allowing its customers to use smaller antennas.”

"It has been very helpful working with RRsat, a company with a well-earned reputation for assisting and encouraging companies with innovate products and services. RRsat’s guidance and live testing of NS3™ with its impressive roster of first tier customers provided us with the kind of real-time situation needed prior to market launch,” said Itzik Wulkan, NovelSat CEO. “For commercial companies to governmental organizations, we have, with RRsat’s assistance, been able to see firsthand how the NS3™ implementation can improve service value.  We are thrilled with the opportunity to extend the impact of these tests further through our new partnership with RRsat.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

About NovelSat Ltd.
NovelSat is a high-end manufacturer of the world’s most innovative, 3G-Sat ground equipment for satellite transmission, NS3™. Its robust, versatile, and elite product family for the satellite industry includes world’s highest quality Modulators, Demodulators, Modems and ASIC. Please visit www.novelsat.com.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com